Exhibit 3.19(a)

AMENDED AND RESTATED COMPANY AGREEMENT

OF

LGI HOMES CORPORATE, LLC
 A Texas Limited Liability Company

This Amended and Restated Company Agreement (this “Agreement”) of LGI Homes Corporate, LLC, a Texas limited liability company, executed to be effective as of the 13th day of November, 2013 (the “Effective Date”), is adopted, executed and agreed to by the Manager and Member of the Company (as defined below).

1.             Formation. LGI Homes Corporate, LLC (the “Company”) has been organized as a Texas limited liability company under and pursuant to the Texas Business Organizations Code (the “TBOC”) by the filing of the Certificate of Formation (the “Certificate of Formation”) of the Company with the Texas Secretary of State and that certain Company Agreement dated effective as of March 4, 2010 (the “Original Agreement”). The members of the Company transferred all of their membership interests in the Company on the Effective Date to the Member (as defined herein), and the Member desires to amend and restate the Original Agreement in its entirety, to among other things, set forth in detail the Member’s rights, duties and obligations relating to the Company

2.             Management. The Company shall be managed by a single Manager, and the management of the Company is fully reserved to said Manager. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager, who shall make all decisions and take all actions for the Company.

3.             Officers.

(a)          The Manager may, from time to time, designate one or more persons to be officers of the Company. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. Unless the Manager decides otherwise, if the title is one commonly used for officers of a for-profit corporation formed under the TBOC, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office. Each officer shall hold office until such officer’s successor shall be duly designated and shall qualify or until such officer’s death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager.

(b)          Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Manager whenever in his judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the officer so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

4.             Manager. Eric T. Lipar, an individual residing in Montgomery County, Texas, shall be the sole manager of the Company (the “Manager”).

5.             Contributions. The undersigned member (the “Member”) shall hold 100% of the membership interests in the Company. Without creating any rights in favor of any third party, the Member may, from time to time, make contributions of cash or property to the capital of the Company, but shall have no obligation to do so.

6.             Distributions. The Member shall be entitled to (a) receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) enjoy all other rights, benefits and interests in the Company.

7.             Single-Member Limited Liability Company for Tax Purposes. The Manager and Member hereby state that it is their intention that the Company shall be treated as a disregarded entity for purposes of United States federal income tax laws, and further state that they will not take any position or make any election, in a tax return or otherwise, inconsistent herewith. In furtherance of the foregoing, the Company shall file its results of operations as part of the Member’s income tax return for each year for United States federal income tax purposes.

8.             Amendment of Agreement. Any amendment or supplement to this Agreement shall only be effective if in writing and if the same shall be consented to and approved by the Manager and the Member.

9.             Winding Up and Termination, The Company shall be wound up and terminated at such time, if any, as the Member may elect, No other event shall voluntarily cause the Company to wind up and terminate.

10.           Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCLUDING ITS CONFLICT OF LAWS RULES).

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EXECUTED as of the day and year first written above.

SOLE MANAGER:

/s/ Eric T. Lipar
Eric T. Lipar

SOLE MEMBER:

LGI HOMES, INC., a Delaware corporation

By:	/s/ Eric T. Lipar
Eric T. Lipar, Chief Executive Officer

AMENDED AND RESTATED COMPANY AGREEMENT OF
LGI HOMES CORPORATE, LLC